EXHIBIT 21.1
SUBSIDIARIES OF REGISTRANT
AMB Property, L.P. is the direct or indirect parent entity of 186 wholly or partially owned subsidiaries operating in the United States and 222 wholly or partially owned subsidiaries operating in jurisdictions outside of the United States. AMB Property, L.P. and its subsidiaries are in the real state operations, development and private capital business.